This submission is solely to obtain a new Securities Act file number, new contract IDs, and the Form N-4 investment company type for the non-variable annuity offering (e.g., the market value adjustment option under the Fixed Maturity Option or “FMO”) under our newly acquired CIK. This is part of our transition of the FMO for Income Manager, currently registered on Form S-3, to the newly amended Form N-4 requirements tailored to register market value adjustment annuities.

Please direct any questions on this submission to Darin Smith of Equitable Financial Life Insurance Company at (319) 573-2676.